SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                                Geokinetics Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    372910208
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Andreeff Equity Advisors, L.L.C.
                                450 Laurel Street
                                   Suite 2105
                              Baton Rouge, LA 70801
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 1, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 372910208
         ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andreeff Equity Advisors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,400,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,400,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,400,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.37%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 372910208
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dane Andreeff

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,400,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,400,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,400,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.37%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 372910208
         ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maple Leaf Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,929,624

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,929,624


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,929,624

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.87%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 372910208
         ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maple Leaf Offshore, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,902,952

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,902,952



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,902,952

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.49%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 372910208
            ---------------------

_____________________________________________________________________________
Item 1.  Security and Issuer.


The name of the issuer is Geokinetics Inc. (the "Issuer"). The address of the Issuer's offices is One Riverway, Suite 2100, Houston, Texas 77056. This
schedule 13D relates to the Issuer's Common Stock, $.01 Par Value Per Share (the "Shares").

_____________________________________________________________________________
Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by Andreeff Equity Advisors, L.L.C., a Delaware limited liability company and Dane Andreeff, a United States citizen (collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is 450 Laurel Street, Suite 2105, Baton Rouge, Louisiana 70801.

     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


_____________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


As of the date hereof, Andreeff Equity Advisors, L.L.C. and Dane Andreeff may be deemed to beneficially own 15,400,000 Shares. Maple Leaf Partners, L.P. may be deemed to beneficially own 8,929,624 Shares. Maple Leaf Offshore, Ltd. may be deemed to beneficially own 5,902,952 Shares.

The funds for the purchase of the Shares by the Reporting Persons came from the funds managed by the Reporting Persons.

The total cost for the Shares held by the Reporting Persons is $19,250,000.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
_____________________________________________________________________________

Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

In an effort to protect their investment and the investments made on behalf of the investors in funds managed by the Reporting Persons, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Persons have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any material change in the present capitalization or dividend policy of the Issuer;

     (5) any other material change in the Issuer's business or corporate structure;

     (6) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
_____________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Andreeff Equity Advisors, L.L.C. and Dane Andreeff may each be deemed to be the beneficial owner of 15,400,000 Shares, constituting 27.37% of the Shares of the Issuer, based upon the 56,259,143 Shares outstanding as of December 30, 2005, according to the Issuer's most recently filed Form 10-Q and Form S-1. Maple Leaf Partners, L.P. may be deemed to be the beneficial owner of 8,929,624 Shares, constituting 15.87% of the Shares of the Issuer, based upon the 56,259,143 Shares outstanding as of December 30, 2005, according to the Issuer's most recently filed Form 10-Q and Form S-1. Maple Leaf Offshore, Ltd. may be deemed to be the beneficial owner of 5,902,952 Shares, constituting 10.49% of the Shares of the Issuer, based upon the 56,259,143 Shares outstanding as of December 30, 2005, according to the Issuer's most recently filed Form 10-Q and Form S-1.

Andreeff Equity Advisors, L.L.C. and Dane Andreeff have the shared power to vote or direct the vote of and dispose or direct the disposition of 15,400,000 Shares to which this filing relates. Maple Leaf Partners, L.P. has the power to vote or direct the vote of and dispose or direct the disposition of 8,929,624 Shares to which this filing relates. Maple Leaf Offshore, Ltd. has the power to vote or direct the vote of and dispose or direct the disposition of 5,902,952 Shares to which this filing relates.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

All transactions in the Shares which have been effected by the Reporting Persons during the 60 days prior to December 1, 2005 are listed on Exhibit B.

The 15,400,000 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

_____________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

_____________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Transactions in the Shares which have been effected by the Reporting Persons during the 60 days prior to December 1, 2005 are listed on Exhibit B.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 19, 2006
                                     ----------------------------------------
                                                (Date)


                                      ANDREEFF EQUITY ADVISORS, L.L.C.*

                                      By: Dane Andreeff
                                          Managing Member

                                       /s/ Dane Andreeff
                                       --------------------------------------
                                               (Signature)


                                      DANE ANDREEFF*

                                        /s/ Dane Andreeff
                                       --------------------------------------
                                                (Signature)


                                      MAPLE LEAF PARTNERS, L.P.*

                                      By:    Dane Andreeff
                                             General Partner

                                       /s/ Dane Andreeff
                                      ---------------------------------------
                                              (Signature)


        MAPLE LEAF OFFSHORE, LTD.*

                                      By:    Dane Andreeff
                                             General Partner

                                       /s/ Dane Andreeff
                                      ---------------------------------------
                                              (Signature)


* The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

                                                        Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned agree that this schedule 13D dated January 19, 2006, relating to the Common Stock of Geokinetics, Inc. shall be filed on behalf of the undersigned.



                                      ANDREEFF EQUITY ADVISORS, L.L.C.*

                                      By: Dane Andreeff
                                          Managing Member

                                      /s/ Dane Andreeff
                                      --------------------------------------
                                               (Signature)


                                      DANE ANDREEFF*

                                      /s/ Dane Andreeff
                                      --------------------------------------
                                                (Signature)


                                      MAPLE LEAF PARTNERS, L.P.*

                                      By:    Dane Andreeff
                                             General Partner

                                      /s/ Dane Andreeff
                                      ---------------------------------------
                                               (Signature)


                                      MAPLE LEAF OFFSHORE, LTD.*

                                      By:    Dane Andreeff
                                             General Partner

                                       /s/ Dane Andreeff
                                      ---------------------------------------
                                                (Signature)

                                    Exhibit B
                                    ---------


             Schedule of Transactions in Shares in the last 60 days
             ------------------------------------------------------


Tran         Trade     Settle                     Trade         Price Per
Code         Date      Date        Quantity       Amount          Share
----         -----     ------      --------       -------       ---------

BUY         12/1/05    12/1/05     14,080,000    $17,600,000      $1.25

BUY         12/9/05    12/9/05     1,320,000     $1,650,000       $1.25



03993.0001 #632915